SECURITI[ES AND EXCHANGE COMM]ISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Solutions Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130th Street, Suite 7
(No. and Street)

North Royalton	Ohio	44133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor L. Bull (440) 230-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED MAR 03 2004

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Victor L. Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Solutions Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

ANITA M. REINHOBER
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires April 24, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplemental Information

Prime Solutions Securities, Inc.

For the Year Ended December 31, 2003
With Independent Auditor's Report

Prime Solutions Securities, Inc.
Financial Statements and Supplemental Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

To the Stockholders of
Prime Solutions Securities, Inc.

We have audited the accompanying statement of financial condition of Prime Solutions Securities, Inc., a corporation, as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Solutions Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 22, 2004

Prime Solutions Securities, Inc.
Statement of Financial Condition
as of
December 31, 2003

Assets

Cash	$ 53,317
Restricted cash	50,000
Commissions receivable	53,069
Deferred tax asset	1,366
Prepaid expenses	395
Furniture and equipment net of accumulated depreciation of $1,391	6,950
	$165,097

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 18,416
Commissions payable	66,569
	83,985
Commitments and Contingency	
Stockholders' Equity:	
Common stock 500 authorized, 100 issued and outstanding at $1 par value	100
Additional paid-in capital	60,500
Retained earnings	20,512
Total stockholders' equity	81,112
	$165,097

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Commissions	$555,708
Management and investment advisory income	131,723
Reimbursed expenses and fees	56,635
Interest income	223
Other income	11,855
	$756,144
Expenses	
Commissions, employee compensaton and benefits	656,241
Occupancy	15,215
Communications and data processing	10,126
Floor brokerage and exchange fees	17,375
Insurance	29,137
Professional fees	9,636
Other	9,507
	747,237
Pretax Income	8,907
Federal income tax expense	3,473
Net Income	$ 5,434

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances as of January 1, 2003	$100	$60,500	$15,078	$75,678
Net income	0	0	5,434	5,434
Balances as of December 31, 2003	$100	$60,500	$20,512	$81,112

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows provided by operating activities:	
Net income	$ 5,434
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	873
Write-off of note payable	(1,200)
Increase (decrease) in cash due to changes in operating actitivites:	
Commissions receivable	(30,048)
Deferred tax asset	(1,366)
Prepaid expenses	5,367
Accounts payable, accrued expenses and other liabilities	10,307
Commission payables	45,328
Federal income tax refundable	3,890
Net cash provided by operating activities	38,585
Cash flows used in investing activities:	
Purchase of furniture and equipment	(3,835)
Net cash used in investing activities	(3,835)
Net increase in cash	34,750
Cash at beginning of year	18,567*
Cash at end of year	$53,317
Supplemental disclosures:	
Income taxes paid	$(3,495)

*Reclassified to conform with current year presentation.

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2003

Note A – Organization and Nature of Business

Prime Solutions Securities, Inc. (the "Company") was incorporated on September 1, 1998 in the State of Ohio for the purpose of acting as a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

Note B – Summary of Significant Accounting Policies

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash
The company has $50,000 on deposit with Mesirow Financial, Inc.. pursuant to its clearing agreement.

Cash and Cash Equivalents
The company considers cash on deposit and money market funds to be cash equivalents. The funds are highly liquid and readily accessible by the company.

Depreciation
The company uses the accelerated cost recovery method of depreciation for financial reporting purposes using estimated useful lives of five to seven years.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commission receivables from clearing broker and other broker-dealers are recorded at the amount expected to be collected. Management reviews the collectibility of accounts receivable on a monthly basis. No allowance was deemed necessary at December 31, 2003.

Prime Solutions Securities, Inc.
Notes to Financial Statements (Cont'd)
For the Year Ended December 31, 2003

Note C - Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain minimum net capital, as defined under such rule. At December 31, 2003, the Company had net capital of $64,279 which was $59,279 in excess of its required net capital of $5,000. In addition, aggregate indebtedness, as defined, cannot exceed 1,500% of net capital. At December 31, 2003, the Company's percentage of aggregate indebtedness to net capital was approximately 1.31 to 1.

Note D - Exemption From Rule 15c3-3

The Company does not hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note E – Commitments and Contingency

Leases:
The Company occupies and utilizes office space in North Royalton, Ohio. Terms of the lease are for two years, expiring December 31, 2005, with the option to renew this lease for one one-year renewal term.

Rental expense for the above operating lease amounted to $13,025 for the year ended December 31, 2003. Minimum commitments under this operating lease as of December 31, 2003 are as follows:

2004	$12,300

Clearing agreement:
Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Note F – Income Taxes

The provision for Federal income tax consists of the following components:

Currently payable	$ 4,839
Accounting method	(2,409)
Depreciation method	1,043
Income tax provision	$3,473

Note F – Income Taxes (Cont'd)

A deferred tax asset has been recognized in the amount of $1,366 in the year ended December 31, 2003.

Note G– Employee Benefit Plan

Substantially all employees are covered under the simplified employee plan. The Company will make a contribution of $8,010 which was calculated as a percentage of each eligible employee's compensation.

Prime Solutions Securities, Inc.

Supplemental Information
Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934

December 31, 2003

Prime Solutions Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2003

Net Capital		
Total stockholders' equity from statement of financial condition		$81,112
Deductions and/or Charges:		
Petty cash	$ 100	
Non customer receivables	5,996	
Commissions receivable-12b(1) fees	2,026	
Prepaid expenses	395	
Deferred tax asset	1,366	
Office furniture, net	6,950	
Total Deductions and/or Charges		16,833
Net Capital Before Haircuts on Security Positions		64,279
Haircuts on securities [computed pursuant to 15c3-1(f)]		0
Net Capital		$64,279
Computation of aggregate indebtedness		
Liabilities from statement of financial condition		$83,985
Computation of basic net capital requirement		
6 2/3% (.0667) of aggregate indebtedness		$ 5,602
Minimum required net capital		$ 5,000
Excess net capital		$59,279
Percentage of aggregate indebtedness to net capital		1.31 to 1
Excess net capital at 1,000%, (net capital less 10% of aggregate indebtedness)		$55,880

Prime Solutions Securities, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2003
Net capital, as reported in Company's form X-17a-5, Part IIA	$70,026
Net audit adjustments	(5,747)
Net capital, as reported in Schedule I	$64,279

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Stockholders
Prime Solutions Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Prime Solutions Securities, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 22, 2004